July 1, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance
Re:	Enduro Resource Partners LLC Enduro Royalty Trust Registration Statement on Form S-1 File No. 333-174225 and 333-174225-01 Filed May 16, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2011 with respect to the above-referenced Registration Statement (the "Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Form S-1 Submitted on May 16, 2011
General
1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response: The Registrants acknowledge the Staff’s comment and have made appropriate corresponding changes to all disclosure to which a comment relates and, to the extent parallel information appears at more than one place in the document, have provided page references to all responsive disclosure.

2.	Please file all omitted exhibits, including the opinions of counsel regarding trust and tax matters. Also ensure that you file all material contracts. Note that you will need to allow time for our review once you file all these documents.

Response: The Registrants acknowledge the Staff’s comment and will provide the Staff with omitted exhibits, including the opinions of counsel regarding trust and tax matters, and material contracts.

3.	In the amended registration statement, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and monitor your need to provide updated financial statements and auditor’s consents, and advise us regarding the status of your application to list on The New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response: The Registrants acknowledge the Staff’s comment and have filled in all blanks in Amendment No. 1 other than the information permitted to be omitted under Rule 430A. The Registrants will include updated disclosure and monitor the need to provide updated financial statements and auditor’s consents, and will also advise the Staff when the Trust submits its application to list on the New York Stock Exchange. The Registrants have revised the Registration Statement to include in brackets the information that may change prior to the effectiveness of the Registration Statement. Please see the cover page and pages 5, 9, 13, 15, 16, 24, 35, 41, 43, 46, 49, 50, 81, 86, 89, 93-94, 100-103, F-35, F-37, ENDURO F-52, ENDURO F-56 and the back cover page.

4.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Response: The Registrants acknowledge the Staff’s comment and will ensure that the Staff receives proper notification from FINRA.

5.	Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Response: The Registrants acknowledge the Staff’s comment and have provided updated financial statements in accordance with the requirements of Rule 3-12 of Regulation S-X.

6.	You discuss the use of hydraulic fracturing in the Haynesville Shale, and provide risk factor disclosure regarding hydraulic fracturing. Please tell us, with a view toward disclosure:
•	the location of fracturing activities on your properties;

•	your acreage subject to fracturing;

•	the percentage of your reserves subject to fracturing;

•	the anticipated costs and funding associated with fracturing activities; and

•	whether there have been any incidents, citations, or suits related to fracturing operations on your properties for environmental concerns, and if so, what has been your response.
Response: The Registrants have revised page 67 of the Registration Statement in response to the Staff’s comment.

7.	In regard to hydraulic fracturing operations on your properties, please also tell us what steps you or your third party operators have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you or your third party operators:
•	have steps in place to ensure that the drilling, casing, and cementing adhere to known best practices;

•	monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

•	evaluate the environmental impact of additives to the frac fluid; and

•	minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.
Response: The Registrants have revised pages 67 and 68 of the Registration Statement in response to the Staff’s comment.

Cover Page
8.	Please revise the cover page to indicate Enduro Sponsor’s beneficial ownership interest in the trust units after the offering. Also disclose Enduro Sponsor’s interest if the underwriters exercise their over-allotment option in full.

Response: The Registrants have revised the cover page to indicate Enduro Sponsor’s beneficial ownership interest in the trust units after the offering, and assuming the exercise of the underwriters’ over-allotment option.

9.	In your description of “The Trust,” disclose that Enduro Sponsor will receive the remaining 20% of the net profits from the sale and production from the Underlying Properties.

Response: The Registrants have revised the description in “The Trust” on the cover page to disclose that Enduro Sponsor will receive the remaining 20% of the net profits from the sale and production from the Underlying Properties.
Prospectus Summary, page 1
Enduro Royalty Trust, page 1
10.	We note your disclosures under the above referenced subheading and elsewhere that the Third Party Operators operate “substantially all of the wells.” Please quantify this conclusion, and explain whether affiliated companies of Enduro Sponsor also operate any of the wells. We also refer you to the related risk factor on page 18.

Response: The third party operators operate approximately 99.3% of the wells on the Underlying Properties (or 4,642 wells out of a total 4,676 wells). Please see pages 1, 6, 19 and 20. Enduro Sponsor’s wholly owned subsidiary, Enduro Operating LLC, operates the remaining 34 wells.
Structure of the Trust, page 5
11.	Please revise your organizational chart to indicate that Enduro Sponsor will retain 20% of the net proceeds from the Underlying Properties.

Response: The Registrants have revised the organizational chart to indicate that Enduro Sponsor will retain 20% of the net proceeds from the Underlying Properties. Please see page 5.
Summary Historical and Unaudited Pro Forma Financial Data of Enduro Sponsor, page 9
12.	For clarity, please add a vertical line to your chart on page 10 to separate the unaudited information from the audited information for Enduro Sponsor. Please do likewise on page ENDURO 5.

Response: The Registrants have revised pages 10, 37 and ENDURO-13 of the Registration Statement in response to the Staff’s comment.
Use of Proceeds, page 33
13.	Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses by Enduro Sponsor. In that regard, it is insufficient to indicate only that the proceeds will be used to repay its senior secured credit loan and for “general limited liability company purposes.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. For example, we note the disclosure on page 44 regarding estimated lease operating expenses, production and other taxes and development costs. Refer generally to Item 504 of Regulation S-K.

Response: The Registrants have revised page 35 of the Registration Statement to include in tabular form the identified uses of proceeds by Enduro Sponsor and the estimated amounts allocated to each use. Once the expected size of the offering is known, the Registrants will provide the estimated amounts Enduro Sponsor will allocate to each identified use.
Enduro Sponsor, page 34
Management Officers of Enduro Sponsor, page 36
14.	We note your statement, that “Enduro Sponsor will be managed by an executive management team consisting of officers and employees of Enduro Resource Holdings LLC.” We also note that you have not provided any executive compensation information for Enduro Sponsor. We further note that Enduro Sponsor is a wholly owned subsidiary of Enduro Resource Holdings LLC. Please tell us the percentage of time each member of the executive management team of Enduro Resource Holdings LLC spends managing Enduro Sponsor. Provide us with an analysis as to whether you are required to provide the information set forth in by Item 402 of Regulation S-K with respect to these persons.

Response: The Registrants have revised the Registration Statement on pages 38 and ENDURO-2 to clarify that Enduro Sponsor will be managed by its executive officers and managers, rather than by an executive management team consisting of officers and employees of Enduro Resource Holdings LLC. Accordingly, the Registrants have included the information set forth in Item 402 of Regulation S-K with respect to Enduro Sponsor’s executive officers and managers under the caption “Information about Enduro Resource Partners LLC (Enduro Sponsor)—Compensation Discussion and Analysis” beginning on page ENDURO-4.

Summary Historical and Unaudited Pro Forma Financial, Operating and Reserve Data of Enduro Sponsor, page 35
15.	For clarity, please add a vertical line to your chart here to separate the unaudited information from the audited information for Enduro Sponsor. Additionally, it appears that your header, “Enduro Sponsor Pro Forma As Adjusted for the Offering...” is misaligned.

Response: The Registrants have revised page 37 of the Registration Statement in response to the Staff’s comment.
Lock-Up Agreements, page 79
16.	Please disclose the “specified exemptions,” as well as the circumstances under which Barclays Capital Inc. would give consent, pursuant to which the lock-up participants would be able to sell their trust units.

Response: Barclays Capital Inc. has advised Enduro Sponsor that it does not have any pre-established conditions to waiving the terms of lock-up agreements, and that it grants waivers after evaluating the unique facts and circumstances of each person’s request for such a waiver. Enduro Sponsor does not anticipate requesting a waiver of the lock-up agreement from Barclays Capital Inc. and has no reason to believe that any person who may enter into a lock-up agreement with Barclays Capital Inc. in connection with the offering will request a waiver. Barclays Capital Inc. has advised Enduro Sponsor that if it were to consider granting a waiver to a lock-up agreement, then some of the factors it would consider in deciding whether to grant such a waiver include the reason for the request, the number of trust units that the locked-up party is requesting be released, whether the trust units will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current price of the trust units and the trading history of the trust units, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research). Please see page 102 of the Registration Statement.
Unaudited Pro Forma Combined Underlying Properties
Unaudited Pro Forma Combined Statement of Historical Revenues and Direct Operating Expenses of the Underlying Properties, page F-23
17.	Please revise your filing to remove the pro forma financial statement for the year ended December 31, 2008 included under this section. We refer you to the guidance in Rule 11-02(c)(2)(i) of Regulation S-X.

Response: The Registrants have removed the pro forma financial statement for the year ended December 31, 2008.

Enduro Resource Partners LLC
Consolidated Balance Sheet, page ENDURO F-20
18.	We note that you recorded $1,832,000 oil and natural gas revenue payable as a current liability as of December 31, 2010. Please expand your disclosure to describe the terms and conditions of the transaction underlying this item.

Response: The Registrants have revised page ENDURO F-41 in response to the Staff’s comment.
Unaudited Pro Forma Statement of Operations, page ENDURO F-41
19.	We note that you have recorded adjustments to decrease the oil and gas sales, operating expenses and depreciation expenses attributable to the Net Profits Interest to be conveyed to Enduro Royalty Trust. Please clarify how you have calculated these pro forma adjustments.

Response: The Registrants have revised page ENDURO F-58 of the Registration Statement in response to the Staff’s comment.
Engineering Comments
Enduro Royalty Trust, page 1
20.	Please tell us the decline rate of the proved developed reserves and the decline rate of the total proved reserves shown in the bar chart on page 3.

Response: The decline rate of the proved developed reserves from 2011 to 2012 is expected to be 14%, with an average decline rate of 11% for the five years ending in 2015. The decline rate of the total proved reserves from 2011 to 2012 is expected to be 1%. We have revised the bar chart on page 3 of the Registration Statement in response to the Staff’s comment to provide the expected decline rate for each category of reserves over the period from 2011 to 2015.
Risk Factors, page 16
Third party operators are the operators of substantially all the wells....page 18
21.	As you do not operate any of your properties and, therefore, do not control the timing of development, please tell us when you estimated the development of your proved undeveloped reserves would occur and the basis for that estimate. For the wells that you estimated in the reserve report to be drilled in 2011, tell us if they have been drilled or if you have approved AFEs to drill them in 2011.

Response: Enduro Sponsor has estimated the development of the proved undeveloped reserves attributable to the Underlying Properties based on historical activity and known current development plans of the third party operators. Enduro Sponsor has a good working relationship with its third party operators and has discussed future drilling and development plans with them.

In 2008, 2009 and 2010, 138 gross (31.6 net) wells, 46 gross (9.5 net) wells, and 52 gross (10.9 net) wells, respectively, were drilled on the Underlying Properties. In 2011, 47 gross (15.3 net) wells have been drilled or proposed and approved for drilling by Enduro Sponsor as of June 2011. In 2011, much of the drilling activity has been associated with the Haynesville Shale formation, with 26 gross (5.7 net) wells having been drilled, spud, or proposed and approved.

East Texas/North Louisiana Region

In the East Texas/North Louisiana region, the largest third party operators of the Underlying Properties, EXCO Resources Inc. and Petrohawk, have expressed plans to continue development in the Haynesville Shale and Lower Cotton Valley in the near term. EXCO is currently proposing 6 to 8 wells per section in the Haynesville Shale and plans to drill the wells at one time. These wells are being prepared on 80-acre spacing. The Haynesville Shale development is a fast moving immature play with much of the drilling considered to be new and extensional. As a result, the activity does not conform to the standard for proved reserves and does not appear in the reserve report relating to the Underlying Properties. Based on the level of activity in these areas and the current natural gas price environment, Enduro Sponsor believes that it is able to reasonably estimate the level of drilling activity in the near future. The number of proved undeveloped wells expected to be drilled by different third party operators in 2011, 2012, 2013, 2014 and 2015 is 4, 3, 6, 7 and 9, respectively.

In the East Texas/North Louisiana region, of the 26 wells proposed to be drilled during 2011, a total of 5 wells have been drilled in to date, but only 4 wells were scheduled as proved undeveloped locations in the reserve report relating to the Underlying Properties. As discussed in the Registration Statement, there have been an additional 21 wells spud or proposed and approved by Enduro Sponsor in 2011 that are not represented in the reserve report because they would not be classified as proved locations but would rather be classified as probable locations based on the information available on December 31, 2010. These additional 21 wells would be not be classified as proved because of one or more of the following reasons: (1) the drilling locations are more than one or two locations away from a producing well, (2) the drilling is occurring on smaller spacing than has historically occurred in the relevant field to be considered proven or (3) the wells are being drilled simultaneously in clusters of 6 or 8 wells where evidence of individual well commerciality cannot be determined. Enduro Sponsor has budgeted for this level of activity, which may have a positive impact on the proved reserves and production volumes in the future.

Permian Basin Region

In the Permian Basin region, 8 gross (4 net) wells are in the process of being drilled in the Lost Tank field operated by Occidental Petroleum in 2011. An additional 11 gross (5.5 net) wells have been spud or proposed and approved in 2011 in the Lost Tank field. Because these 11 wells are more than one location away from a producing well they are not classified as proved locations and are therefore not in the reserve report. Occidental Petroleum has stated that they will not repeat this level of activity in the Lost Tank field after 2011. For 2011, all 8 of the proved undeveloped locations in the Lost Tank field in the reserve report have been drilled. Enduro Sponsor has not scheduled any additional proved undeveloped projects for the Permian Basin region in the reserve report after 2011.

The Registrants have included additional disclosure on pages 60 and 61 of the Registration Statement in response to the Staff’s comment.
East Texas/North Louisiana Region, page 54
22.	Please remove the reference to an additional 134 gross wells. This does not appear to comply with paragraphs (c) and (d) of Item 1206 of Regulation S-K.

Response: The Registrants have removed the reference to an additional 134 gross wells. Please see page 60 of the Registration Statement.

23.	We note that even though you appear to place emphasis on the Haynesville Shale in your East Texas/Louisiana discussion, it is not in the table of major operating areas on page 51. Please explain this to us.

Response: Enduro Sponsor’s activities in the Haynesville Shale are located on approximately 15,440 gross acres (4,133 net acres) in the Elm Grove Field and in the Kingston Field in North Louisiana. The Haynesville Shale formation accounts for approximately 24% of the proved developed reserves and 47% of the proved undeveloped reserves of the Underlying Properties in the East Texas/North Louisiana region. We have revised the table on pages 56 and 57 of the Registration Statement in response to the Staff’s comment to disclose which formations are producing in the fields listed in the table.
Reserve Reports, page 56
24.	Please remove the reference to the SPE Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information and disclose the actual qualifications and experience of the internal technical person overseeing the reserve estimates. Please see paragraph (7) of Item 1202 of Regulation S-K.

Response: The Registrants have revised pages 62 and 63 of the Registration Statement in response to the Staff’s comment.

25.	You state under Significant Assumptions Used to Prepare the Projected Cash Distributions that you expect annual production from the Underlying Properties to remain relatively constant over the next five years due to development drilling by the Third Party Operators, as reflected in the reserve reports. Please tell us the basis of this projection. In addition, please reconcile your projection with the fact that production in 2009 declined by 5.4% and in 2010 it declined by 12% as shown in the table on page 58. Production does not appear to be “relatively constant” in spite of the drilling of 68.9 net wells from 2008 to 2010 so it appears this language needs to be revised to be more objective as well as the production forecast in the reserve report.

Response: The Registrants have revised pages 22 and 47 of the Registration Statement to remove the term “relatively constant” from the filing. Based on decline curve analysis and a reasonable projection of its proved undeveloped reserves, Enduro Sponsor believes that its assets are long-life, shallow declining properties that will have stable production with the development outlined in the reserve reports.

East Texas/North Louisiana Region

Enduro Sponsor’s production in the East Texas/North Louisiana region consists of shallow declining production in the Hosston, Cotton Valley and Lower Cotton Valley zones, which is offset by growing production in the Haynesville Shale. Because of the prolific nature of the Haynesville Shale, Enduro Sponsor believes that production can be stabilized with 14 proved undeveloped Haynesville Shale locations and 23 other proved undeveloped drilling opportunities that will not be as prolific as the Haynesville Shale locations.

Non-Haynesville Production: Hosston, Cotton Valley and Lower Cotton Valley

From 2007 to 2008, development in the Hosston, Cotton Valley and Lower Cotton Valley zones resulted in an increase in production from Enduro Sponsor’s properties from 57,000 Boe per month in 2007 to 110,000 Boe per month in 2008. Development and production in these zones peaked in 2008 and began declining thereafter partly due to a decrease in gas prices from a high of $10.00 per MMBtu in 2008 to below $6.00 per MMBtu in 2009. In 2009, there was only one Lower Cotton Valley well drilled, compared to 9 Lower Cotton Valley wells drilled in 2008. Further, in addition to the Lower Cotton Valley development, there were 7 other capital projects in 2009, compared to 62 capital projects in 2008. As production in the Hosston, Cotton Valley and Lower Cotton Valley zones begins to decline, the decline curve becomes less hyperbolic and shallower. Below is a production plot that displays the non-Haynesville Shale production from the Underlying Properties in the East Texas/North Louisiana region from 2000 to 2010:

Haynesville

As development and production in the Hosston, Cotton Valley and Lower Cotton Valley zones began to decline in 2009, development efforts in the Haynesville Shale began to increase. In 2009, there was one Haynesville Shale well drilled on Enduro Sponsor’s properties, compared to 11 Haynesville Shale wells drilled in 2010 and 26 Haynesville Shale wells drilled, drilling or proposed in 2011. As a result, Enduro Sponsor’s Haynesville Shale production grew from 900 Boe per month in late 2009 to over 20,000 Boe per month in 2010. The Haynesville Shale play in general has experienced an increase in production similar to Enduro Sponsor and is currently the largest natural gas play in the United States. Below is a production plot that displays the Haynesville Shale production from the Underlying Properties from 2008 to 2010:

In late 2010, the production results in the Haynesville Shale began to offset the natural declines in other areas of the East Texas/North Louisiana region, resulting in a shallow declining production profile for the East Texas/North Louisiana region. The chart below, which plots net production from the East Texas/North Louisiana region from 2007 to March 2011, illustrates the shallow declining production profile.
Permian Basin Region

The Permian Basin region has been one of the most predictable and shallow declining areas in the Lower 48. Most of Enduro Sponsor’s production in the Permian Basin comes from large waterflood units operated by Apache, Occidental, and Kinder Morgan. Below is the net production plot for the Underlying Properties in the Permian Basin.
Enduro Sponsor Properties

Combining the shallow declining production profile of the East Texas/North Louisiana region with the relatively stable production profile of the Permian Basin region results in a shallow declining production profile for Enduro Sponsor. This production profile is depicted in the chart below.

As shown in the chart above, properties in the East Texas/North Louisiana region and in the Permian Basin region have had “fairly stable” production since 1995 through 2008 without drilling in the prolific Haynesville Shale. Enduro Sponsor believes that, when taking into account its identified drilling opportunities in the Haynesville Shale (including the 14 proved undeveloped locations identified in its reserve report), some of which are actively being drilled, and its 23 other proved undeveloped drilling opportunities in other areas, it will have a shallow declining production profile for the next five years.

26.	We note that your proved undeveloped reserves almost doubled in 2010. Please provide the disclosure found in Item 1203 of Regulation S-K regarding material changes in proved undeveloped reserves and the development of proved undeveloped reserves during the past year. Please see paragraphs (b-d) of Item 1203.

Response: The Registrants have revised page 66 of the Registration Statement in response to the Staff’s comment.

27.	There are significant revisions in gas reserves in 2008 and 2010. Please provide an appropriate explanation for these changes. Please see paragraph 50-5 of ASC Topic 932.

Response: The Underlying Properties include a portion of the assets in East Texas and North Louisiana acquired by Enduro Sponsor from Denbury Resources Inc. (“Denbury”) in December 2010, and all of the assets in the Permian Basin of New Mexico and West Texas acquired by Enduro Sponsor from Samson Investment Company (“Samson”) and ConocoPhillips Company (“ConocoPhillips”) in January 2011 and February 2011, respectively. Enduro

Sponsor does not have a detailed reserve reconciliation for the Underlying Properties prior to December 31, 2009 because it did not own the properties during such period. Instead, Enduro Sponsor has used reserve information as derived from the 2008 and 2009 reserve reports of Encore Acquisition Company, as well as its own reserve report for 2010, and rolled back the data from December 31, 2010 to December 31, 2009 and subsequently to December 31, 2008 for the ConocoPhillips and the Samson acquisitions.

In preparing the reserve reconciliation for the Underlying Properties for 2008 and 2009, the Registrants relied on the guidance from the Staff in its letter dated April 29, 2011 to Enduro Sponsor, which provides as follows:
“If prior year reserve studies were not made, we will not object to computing the reserves for prior years using only production and new discovery quantities and valuation, in which case there will be no “revision of prior estimates” amounts. You may develop these disclosures based on a reserve study for the most recent year or acquisition date, computing the changes backward. Disclose the method of computation in a footnote.”
The Registrants have revised page 65 of the Registration Statement to disclose the method of computation in a footnote.

Enduro Sponsor has combined the Denbury, Samson and ConocoPhillips acquisitions and presented this combined number for reserves in each year for the “Revisions of prior estimates” category in the table on page 65. The revisions can be attributed to the following:
•	The data for December 31, 2009 and December 31, 2008 represents a “roll back” of Enduro Sponsor’s December 31, 2010 reserve report with respect to the properties acquired from ConocoPhillips and Samson, which effectively results in adding back production to the 2010 reserve report and recalculating reserves based on year end prices. Because the Samson and ConocoPhillips acquisition reserves are derived from rolling back the December 31, 2010 reserve report, the wells that were drilled on the ConocoPhillips and Samson properties are picked up in revisions.

•	The properties acquired from Denbury are located in a very active area for drilling. This activity, along with revisions due to pricing changes, has resulted in changes to the natural gas reserves during 2008, 2009 and 2010.
For additional information on revisions of prior estimates, please read pages 65 and 66 of the Registration Statement.

Supplemental Oil and Natural Gas Disclosures, page F-6
Oil and Natural Gas Reserve Quantities, page F-6
28.	Here and on pages F-12, F-18 and Enduro F-15, please revise your document to provide the current definition of proved reserves as found in Rule 4-10(2)(22) of Regulation S-X.

Response: The Registrants have revised page F-7, F-16, F-24 and ENDURO F-15 of the Registration Statement to delete the definition of proved reserves, which is included in the “Glossary of Certain Oil and Natural Gas Terms” beginning on page 107.
Standardized Measure of Discounted Future Net Cash Flows, page F-6
29.	We note that the future production cost declined significantly in 2010 versus 2009 even though reserves increased by over 16% in 2010. Please reconcile this.

Response: For the years prior to 2010, the predecessor owner of the properties in the East Texas/North Louisiana region controlled and operated a much larger set of assets and fields in the region. This group of assets was included in a large pool for tracking production and lease operating expenses. Enduro Sponsor believes that allocation of these expenses over a larger area had a significant impact in past reserve reports, although the magnitude of this impact is unknown. When Enduro Sponsor purchased the properties from Denbury in 2010, Enduro Sponsor generated a separate reserve report for this specific set of properties in East Texas/North Louisiana for December 31, 2010. Enduro Sponsor utilized property-specific production costs from recent history to forecast the future production costs. Enduro Sponsor sourced summary information on the predecessor underlying properties from Denbury and did not have specific reserve report information regarding these assets prior to 2010.

Proved reserves increased by over 16% in 2010 due to the recognition of proved undeveloped reserves by Enduro Sponsor for the Lower Cotton Valley, Haynesville Shale and Lost Tank field. The prolific nature of the Haynesville Shale and Lower Cotton Valley wells adds relatively little overall production cost for the 29 proved undeveloped locations in the reserve report. Before 2008, there were no horizontal Lower Cotton Valley or Haynesville Shale wells drilled. Since 2008, these plays have become a growing part of the production and development in the East Texas/North Louisiana region with relatively low associated lifting cost.
Firm Transportation Agreement, page F-35
30.	Please expand your disclosure to provide the required disclosure from paragraphs (a —d) of Item 1207 regarding delivery commitments.

Response: The Registrants have revised pages ENDURO F-14 and ENDURO F-48 of the Registration Statement in response to the Staff’s comment.

Annex A-C
31.	Please remove the third party engineer letters and have them resubmit new letters that include a discussion of the primary economic assumptions they used in the reserve estimates. Part of these assumptions should include the prices used for oil and gas after applying the appropriate differentials. Please see paragraph (8)(v) of Item 1202 of Regulation S-K.

Response: The third party engineer letters have been revised in response to the Staff’s comment. Please read pages Annex A-1-2, Annex A-2-2, Annex A-3-2, Annex B-2 and Annex C-2.

32.	In the new third party engineer letters include a discussion on the possible effects of government regulations on your ability to recover the estimated reserves. Please see paragraph (8)(vi) of Item 1202 of Regulation S-K.

Response: The third party engineer letters have been revised in response to the Staff’s comment. Please read pages Annex A-1-3, Annex A-2-2, Annex A-3-3, Annex B-2 and Annex C-2.
     Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,
/s/ Sean T. Wheeler
Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
          Chief Operating Officer
Kimberly A. Weimer, Vice President and
          Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP